

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Steven Frye
Chief Executive Officer and President
Dynamic Energy Alliance Corporation
4447 N Central Expressway, Suite 110-135
Dallas, TX 75403

      Re: Dynamic Energy Alliance Corporation
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed April 16, 2013
              Current Report on Form 8-K
              Filed October 3, 2013
              File No. 000-11050

Dear Mr. Frye:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibits, page 35

1.   Please tell us, and revise future filings to indicate where you have filed the documents you identify as exhibits 3.1 and 3.2.

Current Report on Form 8-K

2. Please file the Form 10 information required under Item 5.01(a)(8) of Form 8-K. In this regard, we note your disclosure on page 29 of your Form 10-Q for the period ended September 30, 2013 that you are no longer involved in the business disclosed in your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or Jay Mumford at (202) 551-3637 with any questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc (via e-mail): Jared P. Febbroriello, Esq.